UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Blue Nile, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

09578R103

(CUSIP Number)

Mark C. Vadon c/o Blue Nile, Inc. 411 First Avenue South, Suite 700 Seattle, WA 98104 (206) 336-6700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

See Introduction

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09578R103	13D

(1)	NAMES OF REPORTING PERSONS Mark Christopher Vadon
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) SC, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 781,525 shares[1]
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 781,525 shares[1]
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,525 shares[1]
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%[2]
(14)	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Includes 655,414 shares of common stock, par value $.001 per share (the “Common Stock”), issuable upon the exercise of options that are exercisable within 60 days of March 30, 2012.
[2]

Percentage calculated based on 13,891,682 shares of Common Stock outstanding as of March 30, 2012 as reported by the issuer to the reporting person. The amount of additional shares of common stock that Mr. Vadon has the right to acquire within 60 days of March 30, 2012 (655,414 shares) are deemed to be outstanding for purposes of calculating his beneficial ownership percentage.

Introduction

This Schedule 13D (this “Statement”) is being filed by and on behalf of Mark C. Vadon with respect to the common stock, par value $.001 per share (the “Common Stock”), of Blue Nile, Inc., a Delaware corporation (the “Issuer”). Mr. Vadon founded the Issuer in March 1999 and served in various executive roles, including as Chief Executive Officer, President, Executive Chairman, and Chairman of the Board of Directors of the Issuer (the “Board”). Mr. Vadon presently serves as non-executive Chairman of the Board.

Prior to December 31, 2010, Mr. Vadon reported his ownership of Common Stock on a Schedule 13G pursuant to applicable rules of the Securities and Exchange Commission (the “SEC”). As of December 31, 2010, Mr. Vadon ceased to be the beneficial owner of more than 5% of the outstanding Common Stock, which Mr. Vadon timely reported by means of an amendment to his Schedule 13G filed with the SEC on February 14, 2011. Subsequently, as a result of the operation of the Issuer’s stock repurchase program, Mr. Vadon’s ownership of the Common Stock, taking into account stock options that are fully vested and immediately exercisable and stock options that are exercisable within 60 days, again exceeded 5% of the outstanding Common Stock during the third quarter of 2011. Pursuant to applicable SEC interpretations, Mr. Vadon is filing this Statement to report his ownership of more than 5% of the outstanding Common Stock.

Item 1.	Security and Issuer.

This Statement relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 411 First Avenue South, Suite 700, Seattle, WA 98104.

Item 2.	Identity and Background.

(a)	Name

This Statement is filed by Mr. Vadon.

(b)	Residence or Business Address

Mr. Vadon’s business address is c/o Blue Nile, Inc., 411 First Avenue South, Suite 700, Seattle, WA 98104.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

Mr. Vadon’s present principal occupation is entrepreneur. He serves as the chairman of the board of directors of Blue Nile. He also serves as the chairman of the board of directors of zulily, Inc.

(d)	Criminal Convictions

During the past five years, Mr. Vadon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, Mr. Vadon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Vadon is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The 781,525 shares of Common Stock beneficially owned by Mr. Vadon include 655,414 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days of March 30, 2012. In addition, 15,000 were acquired on November 14, 2011 using personal funds through open market purchases for an aggregate price of $484,089. The remaining 111,111 shares were acquired from the Issuer in connection with (i) Mr. Vadon’s founding the Issuer and (ii) equity compensation granted to Mr. Vadon in connection with his services as an executive. Mr. Vadon did not acquire ownership of any shares of Common Stock with borrowed funds.

Item 4.	Purpose of Transaction.

Mr. Vadon holds his options and shares of Common Stock for investment purposes. Mr. Vadon may, from time to time, acquire additional shares of Common Stock in open market transactions, through the exercise of vested options or through additional compensatory grants of options and restricted stock units pursuant to the Issuer’s 2004 Equity Incentive Plan, 2004 Non-Employee Directors’ Stock Option Plan, as amended, or similar plans. Additionally, Mr. Vadon may, from time to time, sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Subject to the foregoing, Mr. Vadon has no current plans or proposals that relate to or would result in any of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to a cash retainer and service fee, the Issuer’s policies with respect to non-employee directors currently provide that, on the day following each Annual Meeting of Stockholders, Mr. Vadon will receive an option grant to purchase 2,500 shares of Common Stock in consideration for his service as a non-employee director (subject to certain adjustments for time during which Mr. Vadon did not serve as a non-employee director). For service as the non-executive Chairman of the Board of Directors, Mr. Vadon will receive, on the day following each Annual Meeting of Stockholders, an option grant to purchase shares of Common Stock equal to $100,000 (calculated as of the date of grant) in consideration for his service as Chairman of the Board (subject to certain adjustments for time during which Mr. Vadon did not serve as Chairman of the Board). Both of these grants vest monthly from the date of the grant for one year.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Vadon is the beneficial owner of 781,525 shares of Common Stock, representing 5.4% of the outstanding Common Stock. Mr. Vadon’s ownership includes 126,111 shares of Common Stock held directly and 655,414 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days of March 30, 2012. All percentages in this paragraph relating to beneficial ownership of Common Stock are based on 13,891,682 shares of Common Stock outstanding as of March 30, 2012, as reported by the issuer to the reporting person. The amount of additional shares of common stock that Mr. Vadon has the right to acquire within 60 days of March 30, 2012 (655,414 shares) are deemed to be outstanding for purposes of calculating his beneficial ownership percentage.

(b) Mr. Vadon has the sole power to vote and dispose of all 781,525 shares of Common Stock, including the options. However, the shares of Common Stock underlying the options may not be voted unless and until such options are exercised and such shares are issued.

(c) Since February 14, 2011, Mr. Vadon has effected the following transactions in the Common Stock:

Date of Transaction	Type of Transaction	Quantity	Price Per Share (excluding commissions)	How Effected
02/15/11	Grant of Options	22,500	N/A	N/A
02/23/11	Vesting of Restricted Stock Units	1,178	$0.00	N/A
11/14/11	Purchase	100	$31.97	Open Market
11/14/11	Purchase	400	$32	Open Market
11/14/11	Purchase	400	$32.02	Open Market
11/14/11	Purchase	600	$32.03	Open Market
11/14/11	Purchase	700	$32.04	Open Market
11/14/11	Purchase	1,200	$32.05	Open Market
11/14/11	Purchase	1,100	$32.06	Open Market
11/14/11	Purchase	400	$32.08	Open Market
11/14/11	Purchase	407	$32.09	Open Market
11/14/11	Purchase	393	$32.1	Open Market
11/14/11	Purchase	727	$32.11	Open Market
11/14/11	Purchase	100	$32.12	Open Market
11/14/11	Purchase	100	$32.149	Open Market
11/14/11	Purchase	300	$32.15	Open Market
11/14/11	Purchase	100	$32.155	Open Market
11/14/11	Purchase	100	$32.159	Open Market
11/14/11	Purchase	100	$32.16	Open Market
11/14/11	Purchase	100	$32.2	Open Market
11/14/11	Purchase	100	$32.21	Open Market
11/14/11	Purchase	200	$32.25	Open Market
11/14/11	Purchase	100	$32.259	Open Market
11/14/11	Purchase	200	$32.26	Open Market
11/14/11	Purchase	300	$32.27	Open Market
11/14/11	Purchase	100	$32.32	Open Market
11/14/11	Purchase	200	$32.33	Open Market
11/14/11	Purchase	200	$32.34	Open Market
11/14/11	Purchase	1,200	$32.35	Open Market
11/14/11	Purchase	400	$32.36	Open Market
11/14/11	Purchase	500	$32.37	Open Market
11/14/11	Purchase	100	$32.38	Open Market
11/14/11	Purchase	86	$32.47	Open Market
11/14/11	Purchase	100	$32.48	Open Market
11/14/11	Purchase	100	$32.51	Open Market
11/14/11	Purchase	152	$32.52	Open Market
11/14/11	Purchase	300	$32.53	Open Market
11/14/11	Purchase	121	$32.54	Open Market
11/14/11	Purchase	79	$32.55	Open Market
11/14/11	Purchase	242	$32.56	Open Market
11/14/11	Purchase	100	$32.5645	Open Market
11/14/11	Purchase	58	$32.57	Open Market
11/14/11	Purchase	200	$32.58	Open Market
11/14/11	Purchase	390	$32.59	Open Market
11/14/11	Purchase	866	$32.6	Open Market
11/14/11	Purchase	455	$32.61	Open Market
11/14/11	Purchase	124	$32.62	Open Market
11/14/11	Purchase	100	$32.64	Open Market
11/14/11	Purchase	100	$32.65	Open Market
11/14/11	Purchase	100	$32.67	Open Market
11/14/11	Purchase	200	$32.68	Open Market
11/14/11	Purchase	200	$32.69	Open Market

Since November 14, 2011, Mr. Vadon has not effected any transactions in the Common Stock.

(d) No other person is known to Mr. Vadon to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following table summarizes the terms of all outstanding options that the Issuer has granted to Mr. Vadon pursuant to the Issuer’s 2004 Equity Incentive Plan. The forms of award agreement applicable to each award are listed in Item 7 and were previously filed with the SEC. The terms of such agreements are incorporated herein by reference. Under certain circumstances, Mr. Vadon may be required to forfeit shares underlying unvested options. Pursuant to the terms of the 2004 Equity Incentive Plan, in the event of certain corporate transactions, if the surviving or acquiring entity elects not to assume, continue or substitute for equity awards granted under the 2004 Equity Incentive Plan, the vesting and, if applicable, exercisability of each equity award granted under the 2004 Equity Incentive Plan will accelerate in full for those whose services with the Issuer or any of its affiliates has not terminated.

Options (right to buy Common Stock)

Date of Grant	No. of Shares of Common Stock Underlying Option	Exercise Price	Vesting Schedule
7/27/2004	180,000	$30.00	45,000 on vest date (8/26/2005) and 135,000 vests monthly until 8/26/2008
8/31/2005	117,000	$32.97	29,250 on vest date (8/26/2006) and 87,750 vests monthly until 8/26/2009
6/1/2006	200,000	$31.26	50,000 on vest date (6/1/2007) and 150,000 vests monthly until 6/1/2010
8/29/2007	60,000	$83.81	15,000 on vest date (8/29/2008) and 45,000 vests monthly until 8/29/2011
2/28/2008	28,571	$44.44	7,142 on vest date (2/28/2009) and 21,429 vests monthly until 2/29/2012
2/23/2009	60,000	$21.22	15,000 on vest date (2/23/2010) and 45,000 vests monthly until 2/23/2013
2/17/2010	25,000	$49.11	6,250 on vest date (2/17/2011) and 18,750 vests monthly until 2/17/2014
2/15/2011	22,500	$56.62	5,625 on vest date (2/15/2012) and 16,875 vests monthly until 2/15/2015

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.4.1 to the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on April 19, 2004).

2	Form of Stock Option Agreement pursuant to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.4.2 to the Issuer’s Annual Report on Form 10-K, as field with the SEC on March 25, 2005.

3	Form of Stock Grant Notice pursuant to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 23, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2012

/s/ Mark C. Vadon
Mark C. Vadon

EXHIBIT INDEX

Exhibit Number	Description

1	2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.4.1 to the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on April 19, 2004).

2	Form of Stock Option Agreement pursuant to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.4.2 to the Issuer’s Annual Report on Form 10-K, as field with the SEC on March 25, 2005.

3	Form of Stock Grant Notice pursuant to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 23, 2004.